UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-38788

WATFORD HOLDINGS LTD.
(Exact name of registrant as specified in its charter)

Waterloo House, 1st Floor
100 Pitts Bay Road
Pembroke BERMUDA HM 08
(441) 278-3450
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8½% Cumulative Redeemable Preference Shares
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)
Rule 12g-4(a)(2)
Rule 12h-3(b)(1)(i)
Rule 12h-3(b)(1)(ii)
Rule 15d-6
Rule 15d-22(b)

Approximate number of holders of record as of the certification or notice date: 39

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Watford Holdings Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Watford Holdings Ltd.

Date:	July 22, 2021	By:	/s/ Jonathan D. Levy
			Name:	Jonathan D. Levy
			Title:	Chief Executive Officer